SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM and Continental Airlines sign codeshare agreement

Partnership includes routes operated within the United States, Brazil and between the two countries

São Paulo, June 24, 2010 – TAM (Bovespa: TAMM4 and NYSE: TAM) and Continental Airlines (NYSE: CAL), both Star Alliance members, will start on July 1st codeshare agreement on several routes within the United States, Brazil and between the two countries.

“We are expanding our international network through this new partnership with Continental Airlines. With this, we can offer more convenience and better services to our customers", says Paulo Castello Branco, our Commercial and Planning Vice President.

"The codeshare agreement between Continental Airlines and TAM will strengthen the relationship we established between the two companies, when TAM came into the Star Alliance", said John Slater, Continental Airlines vice president for Latin America and the Caribbean. "We expect to further consolidate our partnership with TAM in the near future".

Since April 6th, 2010 we hold FFP (Frequent Flyer Program) agreement with Continental Airlines. This partnership allows TAM Loyalty Program members to earn and redeem points on any flight operated by the North-American company. Likewise, members of the Continental Airlines’ OnePass program can earn and redeem miles on all our domestic and international flights.

Check out the list of flights included in the code-share agreement:

Continental Airlines
Origin	Destination
Orlando	Cleveland
Orlando	Houston
Miami	Cleveland
Miami	Houston
São Paulo	Houston
Rio de Janeiro	Houston

TAM Airlines (international routes)
Origin	Destination
Rio de Janeiro	Miami
São Paulo	Orlando
São Paulo	Miami
Manaus	Miami
Sao Paulo	New York (JFK)
Rio de Janeiro	New York (JFK)

TAM Airlines (domestic routs)
Origin	Destination
Rio de Janeiro	Belo Horizonte
São Paulo	Belo Horizonte
Rio de Janeiro	Recife
Sao Paulo	Curitiba
São Paulo	Porto Alegre
São Paulo	Salvador
Rio de Janeiro	Vitoria
São Paulo	Florianopolis
São Paulo	Foz do Iguaçu
São Paulo	Campo Grande
Rio de Janeiro	Salvador
São Paulo	Recife
São Paulo	Brasília

About Continental Airlines

Continental Airlines is the world’s fifth largest airline.  Continental, together with Continental Express and Continental Connection, has more than 2,700 daily departures throughout the Americas, Europe and Asia, serving 132 domestic and 137 international destinations.   Continental is a member of Star Alliance, which overall offers more than 21,050 daily flights to 1,167 airports in 181 countries through its 27 member airlines.  With more than 40,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63 million passengers per year. Continental consistently earns awards and critical acclaim for both its operation and its corporate culture. For nine consecutive years, FORTUNE magazine has ranked Continental as the top airline in the United States in its list of "most admired companies in the world." For more information, visit www.continental.com.

About TAM (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 40.9% domestic market share and 87.9% international market share in May 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 87 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 78 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1,167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.6 million tickets.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.